UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2026

000-56429

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

57/63 Line Wall Road

Gibraltar GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Form 6-K is being furnished to report that OpenDeal Inc. (d/b/a Republic) (“Republic”), following the completion of the recent reserve distribution to INX Token holders, will be effectuating the termination of secondary trading (the “Delisting”) of the INX Tokens on the INX.One trading platform. The Delisting will become effective at 9 a.m. Eastern Standard Time on Sunday, February 15, 2026.

The INX Tokens were originally designed to provide holders with a right to receive pro rata distributions from the net profits generated by INX Limited. However, since inception, INX Limited has operated with significant losses, and as a result, the INX Tokens have not accrued or issued profit-related cash distributions. As the ultimate parent entity of INX Limited, Republic is effectuating this Delisting as part of a broader strategic realignment. Following the Delisting, Republic continues to consider and intend to provide INX Token holders with an opportunity to participate in a voluntary repurchase or exchange offer to allow holders to realize value for their INX Tokens. While Republic is actively evaluating the terms of such a potential transaction and whether or not it will ultimately proceed, no repurchase or exchange offer is being effectuated at this time.

No action is required by INX Token holders at this time.

Furthermore, INX Limited is furnishing this Form 6-K to announce that further to the announcement on November 10, 2025 regarding the acquisition by Republic Strategic Acquisition Co LLC. INX Limited confirms that Naama Falach has formally resigned as Chief Financial Officer.

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities, including the INX Tokens, nor is it a substitute for any offer or tender materials or other documentation that may be required to be filed with or furnished to the Securities and Exchange Commission or provided to INX Token holders under applicable law. Any repurchase or exchange of the INX Tokens will be made only in accordance with applicable securities laws and pursuant to definitive documentation setting forth the terms and conditions, which INX Token holders should read carefully when available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: February 6, 2026	By:	/s/ Edward Cohen
Edward Cohen
Authorized Signatory

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